UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                            BLUE SQUARE - ISRAEL LTD.
                            -------------------------
                                (Name of Issuer)

        American Depositary Shares, each representing one Ordinary Share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   096055108
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 16, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  096055108


1   NAME OF REPORTING PERSON: Menora Mivtachim Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 2,895,538
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  2,895,538

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,538**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):6.67%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd.

**   See Item 5.

*** Based on 43,372,819 Ordinary Shares, par value NIS 1.0 per share issued and outstanding as of June 12, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2008.

CUSIP No.  096055108

1   NAME OF REPORTING PERSON: Menora Mivtachim Insurance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 2,610,256
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 2,610,256

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,610,256  **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.02%***

14  TYPE OF REPORTING PERSON: IC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd.

**   See Item 5.

*** Based on 43,372,819 Ordinary Shares, par value NIS 1.0 per share issued and outstanding as of June 12, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2008.

CUSIP No.  096055108

1   NAME OF REPORTING PERSON: Menora Mivtachim Pensions Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 1,891,831
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  1,891,831

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,891,831  **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.36%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd.

**   See Item 5.

*** Based on 43,372,819 Ordinary Shares, par value NIS 1.0 per share issued and outstanding as of June 12, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2008.

CUSIP No.  096055108

1   NAME OF REPORTING PERSON: Menora Mivtachim Finance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 285,281
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 285,281

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 285,281   **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.65%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd.

**   See Item 5.

*** Based on 43,372,819 Ordinary Shares, par value NIS 1.0 per share issued and outstanding as of June 12, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2008.

CUSIP No.  096055108

1   NAME OF REPORTING PERSON: Menora Mivtachim Gemel Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 251,743
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 251,743

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 251,743 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.58%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd.

**   See Item 5.

*** Based on 43,372,819 Ordinary Shares, par value NIS 1.0 per share issued and outstanding as of June 12, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2008.

CUSIP No.  096055108

1   NAME OF REPORTING PERSON: Menora Mivtachim Mutual Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 9,194
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 9,194

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,194  **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.02%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd.

**   See Item 5.

*** Based on 43,372,819 Ordinary Shares, par value NIS 1.0 per share issued and outstanding as of June 12, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 26, 2008.

Item 1. Security and Issuer
        -------------------

         This Amendment No. 1 to the Statement on Schedule 13D dated November 9, 2008 relates to the American Depositary Shares, each representing one Ordinary Share, par value NIS 1.0 per share and evidenced by American Depositary Receipts, (the ADSs) of Blue Square - Israel Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at Amal 2, Afek Ind. Zone, Rosh Ha'ayin 48092, Israel. The ADSs are traded on the New York Stock Exchange, Inc. under the symbol "BSI" .

Item 2. Identity and Background
        -----------------------

         This Statement is being filed by Menora Mivtachim Holdings Ltd. ("Menora Holdings"), Menora Mivtachim Insurance Ltd. ("Menora Insurance"), Menora Mivtachim Finance Ltd. ("Menora Finance"), Menora Mivtachim Pensions Ltd. ("Mivtachim Pensions"), Menora Mivtachim Gemel Ltd. ("Menora Gemel") and Menora Mivtachim Mutual Funds Ltd. ("Menora Mutual Funds").

         Menora Holdings is a holding company incorporated under the laws of the State of Israel whose shares are traded on the Tel Aviv Stock Exchange. 61.9% of Menora Holding's outstanding shares and are held, directly and indirectly, by Mr. Menahem Gurevitch and 38.1% of the outstanding shares of Menora Holdings are held by the public. The address of Menora Holdings' principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Insurance is a company incorporated under the laws of the State of Israel. 100.0% of Menora Insurance's outstanding shares are held by Menora Holdings. Menora Insurance's principal business is insurance. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Finance is a holding company incorporated under the laws of the State of Israel. 100% of Menora Finance's outstanding shares are held by Menora Holdings. The address of Menora Finance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Mivtachim Pensions is a pension fund established in accordance with the laws of the State of Israel. 100% of Mivtachim Pensions' outstanding shares are held by Menora Insurance. The address of Mivtachim Pensions' principal office is Shaa'r Hair Tower, 7 Jabotinsky Street, Ramat Gan, Israel, 52136.

         Menora Gemel is a company incorporated under the laws of the State of Israel. 100% of Menora Gemel's outstanding shares are held by Menora Finance. Menora Gemel's principal business is the management of provident funds. The address Menora Gemel's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Mutual Funds is a company incorporated under the laws of the State of Israel. 100% of Menora Mutual Funds' outstanding shares are held by Menora Finance. Menora Mutual Funds' principal business is the management of mutual funds. The address of Menora Mutual Funds' principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         During the last five years, none of Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel, and Menora Mutual Funds or, any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         Over the past few years, Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds have purchased an aggregate of 2,895,538 ADSs of the Issuer in a series of transactions.

         The sources of the funds used for the purchase of the Issuer's shares were the investment accounts of Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds.

Item 4. Purpose of Transaction.
        -----------------------

         The 2,895,538 ADSs purchased by Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds were purchased for portfolio investment purposes.

         Menora Holdings, Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds currently do not have any plan or proposal, which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         (a) The 2,895,538 ADSs reported in this Statement as beneficially owned by Menora Holdings, Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds, all of which are subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.

         Consequently, this Statement should not be construed as an admission by Menora Holdings, Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds that any of them is the beneficial owner of any of the 2,895,538 ADSs covered by this Statement.

         (b) Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 2,610,256 ADSs held by Menora Insurance.

         Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,891,831 ADSs held by Mivtachim Pensions.

         Menora Holdings and Menora Finance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 285,282 ADSs held by Menora Finance

         Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 251,743 ADSs held by Menora Gemel.

         Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 9,194 ADSs held by Menora Mutual Funds.

         (c) The following table sets forth all the transactions in the ADSs effected by Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds during the past sixty days. All such transactions were open market purchases effected on the New York Stock Exchange, Inc.



       Date of Purchase by          Number of ADSs
       Mivtachim Pensions             Purchased                Price Per ADS
       ------------------             ---------                -------------
         Dec 22, 2008                   75,000                     $6.69
         Dec 24, 2008                    9,508                     $6.23
         Dec 30, 2008                    6,497                     $5.71
         Dec 31, 2008                    6,664                     $5.62
         Jan 06, 2009                    3,276                     $6.78
         Jan 08, 2009                    5,886                     $6.65
         Jan 11, 2009                    1,941                     $6.81
         Jan 12, 2009                    5,702                     $7.11
         Jan 14, 2009                    2,503                     $7.19
         Jan 15, 2009                   18,000                     $7.06
         Jan 19, 2009                    8,443                     $7.23
         Jan 20, 2009                      236                     $7.33
         Jan 21, 2009                   72,305                     $7.32
         Jan 29, 2009                   15,208                     $7.22
         Feb 03, 2009                    6,000                     $6.63
         Feb 04, 2009                    6,000                     $6.60
         Feb 16, 2009                  113,870                     $6.36
         Feb 17, 2009                  122,520                     $6.27
         Mar 03, 2009                   11,513                     $6.02



       Date of Purchase by              Number of ADSs
         Menora Gemel                    Purchased                Price Per ADS
         ------------                    ---------                -------------
         Dec 16, 2008                      2,535                     $7.17
         Dec 17, 2008                        217                     $7.40
         Dec 22, 2008                     34,886                     $6.59
         Dec 23, 2008                     32,656                     $6.53
         Jan 18, 2009                        250                     $7.21
         Jan 21, 2009                     15,775                     $7.32
         Feb 08, 2009                         68                     $7.15
         Feb 16, 2009                     26,930                     $6.36
         Feb 17, 2009                        230                     $6.27

     Date of Purchase (Sale) by         Number of ADSs
      Menora Mutual Funds              Purchased (Sold)           Price Per ADS
      -------------------              ----------------           -------------
         Dec 25, 2008                         589                     $6.19
         Jan 01, 2009                     (1,500)                     $6.52
         Jan 04, 2009                         160                     $6.77
         Jan 05, 2009                         730                     $6.64
         Jan 06, 2009                     (1,535)                     $6.64
         Jan 07, 2009                       1,642                     $6.74
         Jan 13, 2009                         768                     $7.23
         Jan 21, 2009                         500                     $7.28
         Feb 26, 2009                       1,818                     $7.28


         Except for such transactions, Menora Holdings, Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds have not effected any transactions in the ADSs since December 16, 2008.

         (d) No person other than Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        ------------------------

         None.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         Exhibit 1 - Joint Filing Agreement*
         ------------
         *  Previously filed.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Date: March 19, 2009


                                       MENORA MIVTACHIM HOLDINGS LTD.

                                       By: /s/Ari Kalman  /s/Yoni Tal
                                           --------------------------
                                       Name: Ari Kalman,    Yoni Tal
                                       Title:   Deputy Managing Director, C.I.O

                                       MENORA MIVTACHIM INSURANCE LTD.

                                       By: /s/Ari Kalman  /s/Yoni Tal
                                           --------------------------
                                       Name: Ari Kalman, Yoni Tal
                                       Title:   C.E.O, C.I.O

                                       MENORA MIVTACHIM PENSIONS LTD.

                                       By: /s/ Yacov Rozen   /s/Rami Armon
                                           -------------------------------
                                       Name: Yacov Rozen, Rami Armon
                                       Title:  C.E.O, C.I.O

                                       MENORA MIVTACHIM FINANCE LTD.

                                       By: /s/ Yehuda Ben Assayag  /s/Yoni Tal
                                           -----------------------------------
                                       Name: Yehuda Ben Assayag, Yoni Tal
                                       Title:   C.E.O, Director

                                       MENORA MIVTACHIM GEMEL LTD.

                                       By: /s/ Itai Yaakov /s/Yehuda Ben Assayag
                                           -------------------------------------
                                       Name:  Itai Yaakov, Yehuda Ben Assayag
                                       Title:    C.E.O, Director

                                       MENORA MIVTACHIM MUTUAL FUNDS LTD.

                                       By: /s/Ronen Avigdor /s/Avi Sternschuss
                                           -----------------------------------
                                       Name: Ronen Avigdor, Avi Sternschuss
                                       Title:   C.E.O, Director

                                                                      Schedule 1

                         List of Officers and Directors


 Menora Mivtachim Holdings Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Director and Chief Executive Officer
Ari Kalman                              Deputy Managing Director
Gedalia Doron                           Chairman of the Board of directors
Shlomo Milo                             Director
Jacob Segal                             Director
Bar Cochva Ben-Gera                     Director
Shmuel Schwartz                         Internal Auditor
Yoni Tal                                Chief Investment Officer
Shai Kompel                             Chief Financial Officer



Menora Mivtachim Insurance Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Director and Chairman of the Board
Gedalia Doron                           Director
Shlomo Milo                             Director
Jacob Segal                             Director
Kviateck Uri                            Director
Ari Kalman                              Director and Chief Executive Officer
Eran Grifel                             Director
Bar Cochva Ben-Gera                     Director
Yoni Tal                                Deputy Managing Director
                                         and Investment Division Manager
Shai Kompel                             Deputy Managing Director
                                         and Accounting Division Manager
Menachem Harpaz                         Deputy Managing Director
                                         and Non-life Division Manager
Shmuel Schwartz                         Internal Auditor
Yehuda Grossman                         Information
                                         and Technology Division Manager
Dr. Avraham Levenglick                  Assistant General Manager
                                         and Chief Actuary
Gershon Gurevitch                       V.P Logistics and Properties
Gadi Ben - Hamo                         Assistant General Manager
                                         and North Division Manager
Yaron Dwek                              Deputy Managing Director
                                         and Life Insurance Division Manager
Ronen Kaufman                           Deputy Managing Director
                                         and Human Resources Division Manager



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Menora Mivtachim Pensions Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Ari Kalman                              Director
Shmuel Slavin                           Director
Haim Katz                               Director
Tzipi Samet                             Director
Eran Grifel                             Director
Yoram Belizovski                        Director
Gedalia Doron                           Director
Hezi Zaieg                              Director
Yacov Rozen                             Chief Executive Officer
Motti Dahan                             Chief Operation and Service Officer
Guy Krieger                             Legal Advisor and General Counsel
Yeshayahu Orzitzer                      Chief Actuary
Dudi Lydner                             Chief Product and Development Officer
Israel Ezra                             Chief Financial Officer
Eli Hillel                              Chief Audit Executive
Rami Armon                              Chief Investment Officer
Ronny Shilo                             Division Human Resources
                                         and Administrative Manager
Eyal Azmon                              Marketing Manager



Menora Mivtachim Finance Ltd.

Name                                    Position
----                                    --------
Ari Kalman                              Director and Chairman of the Board
Yoni Tal                                Director
Shai Kompel                             Director
Eran Grifel                             Director
Yacov Rozen                             Director
Yehuda Ben Assayag                      Chief Executive Officer




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


Menora Mivtachim Gemel Ltd.

Name                                    Position
----                                    --------
Yehuda Ben Assayag                      Director and Chairman of the Board
Dudi Lydner                             Director
Yaron Dwek                              Director
Guy Iluz                                Director
Tzipi Samet                             Director
Hezi Zaieg                              Director
Yossi Gordon                            Director
Itai Yaakov                             Chief Executive Officer


Menora Mivtachim Mutual Funds Ltd.

Name                                    Position
----                                    --------
Avi Sternschuss                         Director and Chairman of the Board
Rami Armon                              Director
Hayim Levi                              Director
Eitan Barak                             Director
Anat Bavitz                             Director
Ronen Avigdor                           Chief Executive Officer


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